Apex Critical Metals (CSE: APXC) 1450-West Pender Street Vancouver, B.C. V6C 1H2 www.apexcriticalmetals.com

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Apex Critical Metals Corp. Completes Final Tranche of Private Placement

for Proceeds of $1,000,000

News Release - Vancouver, BC, - August 19, 2024: Apex Critical Metals Corp. (CSE: APXC) (OTCQB:APXCF) ("Apex" or the "Company"), is pleased to announce that it has completed the final tranche of a non-brokered private placement (see news releases dated June 12, 2024 and July 5, 2024), issuing a total of 2,500,000 units (each, a "Unit") at a price of $0.40 per Unit, raising aggregate proceeds of $1,000,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.60 per Share for a period of one (1) year from closing of the Offering (the "Closing"). The proceeds of the Offering will be used for property exploration and general working capital.

All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the Closing.

An insider of the Company subscribed for a total of 62,500 Units under the Offering, which is a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The issuance to the insider is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(a) as the Units purchased do not exceed more than 25% of the market capitalization of the Company and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(b) of MI 61-101 in that the fair market value of the securities distributed in the final tranche is not more than $2,500,000.

None of the securities sold in connection with the final tranche are registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of high potential rare earth elements (REE's) and niobium properties. Apex Critical Metals is publicly listed on the CSE, and its common shares currently trade under the symbol "APXC".

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Apex Critical Metals (CSE: APXC) 1450-West Pender Street Vancouver, B.C. V6C 1H2 www.apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the Offering including, the closing date of the Offering, the potential participation of insiders in the Offering and the anticipated use of proceeds of the Offering. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, the receipt of regulatory approval for the Offering, if required. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.